OMB Approval

                                                                OMB 3235-0145



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                IVF AMERICA, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   450706 10 6
                                 (CUSIP Number)

      Claude White, One Manhattanville Road, Purchase, New York, 10577-2100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [X] .
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

   SEC 1746 (9-82)

                                       13D
    CUSIP NO. 450706 10 6                                Page 2 of 6 Pages



     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morris Notelovitz, Social Security No.: ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
         N/A
     3   SEC USE ONLY


     4   SOURCE OF FUNDS*
         OO

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [_]


     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                             7   SOLE VOTING POWER
          NUMBER OF
            SHARES               666,666
         BENEFICIALLY
                             8   SHARED VOTING POWER
           OWNED BY
                                 0
             EACH
          REPORTING          9   SOLE DISPOSITIVE POWER
            PERSON               666,666
             WITH
                            10   SHARED DISPOSITIVE POWER
                                 0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         666,666

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [_]
         N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.1%

    14   TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

             This Schedule 13D relates to 666,666 shares of common stock (the "Shares") of IVF America, Inc. (the "Company"). The principal executive offices of the Company are located at One Manhattanville Road, Purchase, New York, 10577-2100.

   Item 2.   Identity and Background.

        (a)  This Schedule 13D is being filed by Morris Notelovitz.

        (b) Dr. Notelovitz' residential address is 2801 N.W. 58th Blvd., Gainesville, Florida 32605.

        (c) Dr. Notelovitz' present principal occupation is physician at INMD Acquisition Corp., a company specializing in gynecological services, climacteric medicine services, clinical research and other services related to pre- and post-menopausal women. INMD Acquisition Corp.'s business address is Office Park West, 222 S.W. 36th Terrace, Gainesville, Florida 32607.

        (d) During the last five years, Dr. Notelovitz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Dr. Notelovitz has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)  Dr. Notelovitz is a United States citizen.

   Item 3.   Source and Amount of Funds or Other Consideration.

        Dr. Notelovitz acquired the Shares pursuant to an Agreement and Plan of Merger, dated June 7, 1996 (the "Merger"), by and among the Company; its subsidiary, INMD Acquisition Corp. ("Sub"); Dr. Notelovitz, three entities wholly-owned by Dr. Notelovitz: The Climacteric Clinic, Inc. ("CCI"), Midlife Centers of America, Inc. ("MCA"), and Women's Research Centers, Inc., America ("WRC"); and National Menopause Foundation, Inc. Pursuant to the Merger, CCI, MCA and WRC merged with and into Sub with Sub surviving. The shares of common stock of CCI, MCA and WRC owned by Dr. Notelovitz were, in the aggregate, converted into 666,666 Shares.

   Item 4.   Purpose of Transaction.

        The Shares have been acquired for, and are being held for, investment purposes. Dr. Notelovitz has no present plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above;

        (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Any changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer

        (a) and (b) Pursuant to Rule 13d-3, Dr. Notelovitz is deemed to be the beneficial owner of all 666,666 Shares which represent approximately 11.1% of the 6,008,227 shares of common stock reported by the Company to be outstanding as of May 1, 1996.

        (c) The following table sets forth the dates, number of shares and per share price for all transactions in the Company's common stock effected by Dr. Notelovitz during the 60 days preceding the date of this
   Schedule 13D:

                       Number of Shares
    Date                   Acquired             Price per Share

    June 7, 1996            666,666                  3.000

        (d) Any dividends on the Shares and the proceeds from the sale thereof will be paid to Dr. Notelovitz. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Dr. Notelovitz has executed a proxy, dated June 7, 1996, granting to Gerardo Canet, the president of the Company, an irrevocable proxy to vote all of the Shares at any and all meetings of the stockholders of the Company and in any action by such stockholders without a meeting. Such proxy expires on the earlier of June 7, 1998 or upon termination of Dr. Notelovitz' Physician's Employment Agreement or the Employment Agreement employing Dr. Notelovitz as Vice President for Medical Affairs and Medical Director of the Menopause Division of Sub.

        In addition, Dr. Notelovitz has been granted, pursuant to the Merger, certain registration rights with respect to the Shares, permitting Dr. Notelovitz to "piggyback" on any filing of a registration statement on Form S-1 or its equivalent by the Company, covering an offering of the Company's common stock. Such registration rights expire on June 7, 1998.

   Item 7.   Material to be Filed as Exhibits.

             Exhibit A -- Agreement and Plan of Merger
             Exhibit B -- Proxy from Dr. Notelovitz to Gerardo Canet



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 /s/ Morris Notelovitz
                                 Morris Notelovitz

   DATE:  June 24, 1996